October 1, 2014

Via Edgar Correspondence

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bohai Pharmaceuticals Group, Inc.

Form 8-K filed September 19, 2014 File No. 000-53401

Dear Mr. Rosenberg:

Bohai Pharmaceuticals Group, Inc. hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2014, regarding our Current Report on Form 8-K filed on September 19, 2014.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

Please provide all the disclosures required by Item 304 of Regulation S-K, as applicable. Specifically:

•

State whether the board of directors discussed the subject matter of the disagreement with the former accountant as required by paragraph (a)(1)(iv); and

•

Provide disclosures required by paragraph (a)(2)(ii)(A)-(C) regarding your consultation with the newly engaged accountant regarding the matter that was the subject of a disagreement with Marcum or tell us why these disclosures are not applicable.

We have revised the disclosures in an amendment No. 1 to the Form 8-K (the “Form 8-K/A) filed with the Commission today in response to the Staff’s comments.

2.

Regarding the reportable event you describe in your last paragraph, please disclose, if true, that your former accountants advised you that the internal controls necessary for you to develop reliable financial statements do not exist as noted in (a)(1)(v)(A) and disclose the information required by paragraph (a)(1)(iv) of Item 3-04 of Regulation S-K. If this is not true, please tell us how management’s conclusion that internal control over financial reporting was not effective is a reportable event as defined in (a)(1)(v)(A)-(D).

We respectfully advise the Staff that the referenced management’s assessment with respect to ineffective internal control is not a reportable event as defined in (a)(1)(v)(A) as tour former accountants did not advise us regarding our internal controls.  Therefore, this disclosure has been removed from the Form 8-K/A.

3.

In compliance with paragraph (a)(2)(ii)(D) of Item 304 of Regulation S-K, have your newly engaged accountant, Parker Randall CF (H.K.) CPA Limited, review your amendment to this Item 4.01 Form 8-K and provide the new accountant the opportunity to furnish to you a letter addressed to the Commission containing any new information, clarification, or the respects in which it does not agree with the statements made. File any such letter as an exhibit to your amended Item 4.01 Form 8-K.

In compliance with paragraph (a)(2)(ii)(D) of Item 304 and pursuant to the Staff’s comment, we have had our newly engaged accountant, Parker Randall CF (H.K.) CPA Limited (“Parker Randall”) review our Form 8-K/A.  A letter from Parker Randall is filed as exhibit 16.2 to the Form 8-K/A.

4.

Please file a letter from your former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in the amended Item 4.01 Form 8-K.

Pursuant to the Staff’s comment, a letter from our former account is filed as exhibit 16.1 to the Form 8-K/A.

In making our responses we acknowledge that:

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq. at lrosenbloom@egsllp.com, or Ying Li, Esq. at yli@egsllp.com or reach them by telephone at (212) 370-1300.

Sincerely,

/s/ Hongwei Qu

Hongwei Qu

 Chief Executive Officer

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